VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:         Nevada Gold & Casinos, Inc.
Registration Statement on Form S-3 (File No. 333-176847)
Originally Filed September 15, 2011

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00pm Eastern Standard Time on October 24, 2011, or as soon thereafter as is practicable.

Sincerely,

/s/ James J. Kohn
Chief Financial Officer
Nevada Gold and Casinos, Inc.